Exhibit 99.3

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and six months ended September 30, 2011 and 2010
(Unaudited)

TIMMINS GOLD CORP.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(Unaudited in US dollars)

		September 30,	March 31,
	Note	2011	2011
			(Note 20)
ASSETS
Current
Cash		$6,988,376	$5,639,859
Restricted cash	7	-	1,765,970
Trade and other receivables	4	7,871,334	4,184,271
Inventories	5	27,137,703	14,321,775
Prepaid expenses		3,595,333	594,746
Total current assets		45,592,746	26,506,621

Mineral properties, plant and equipment	6	104,683,445	87,203,035
Total assets		$150,276,191	$113,709,656

LIABILITIES
Current
Trade and other payables		$18,595,123	$9,509,290
Vendor loan	7	1,725,000	1,725,000
Current portion of long-term debt	10	16,665,174	12,038,469
Warrant liability	9	-	3,551,731
Total current liabilities		36,985,297	26,824,490

Deferred tax liability	12	21,317,398	16,048,941
Other long-term liabilities	18	1,119,476	1,081,438
Provision for site reclamation and closure	8	1,661,895	1,607,145
Total liabilities		61,084,066	45,562,014

EQUITY
Share capital	11	82,605,108	75,214,724
Share-based payment reserve		8,316,697	4,006,069
Deficit		(1,729,680)	(11,073,151)
		89,192,125	68,147,642
Total liabilities and equity		$150,276,191	$113,709,656

Commitments and contingencies (Note 18)
Subsequent events (Note 21)

Approved by the Directors
“Bruce Bragagnolo” Director	“Eugene Hodgson” Director

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

TIMMINS GOLD CORP.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(Unaudited in US dollars)

		Three months ended September 30,		Six months ended September 30,
	Note	2011	2010	2011	2010
			(Note 20)		(Note 20)

Metal revenues		$28,248,994	$19,562,230	$55,273,630	$33,445,357

Cost of sales
Production costs	5	10,155,428	8,074,467	20,038,434	15,903,007
Depletion and depreciation		3,518,233	2,284,383	5,582,221	3,389,068
Total cost of sales		13,673,661	10,358,850	25,620,655	19,292,075

Gross profit		14,575,333	9,203,380	29,652,975	14,153,282

Corporate and administrative		2,710,052	1,095,196	4,369,514	1,850,337
Share-based payments	11c)	1,531,432	210,213	4,500,888	623,557
Profit from operations		10,333,849	7,897,971	20,782,573	11,679,388

Other (expense) income		(6,276)	4,431	(7,970)	10,258
Finance expense		(803,894)	(2,486,295)	(1,790,525)	(7,127,927)
Loss on warrant liability	9	(1,325,427)	(1,832,172)	(1,003,240)	(2,960,752)
Foreign exchange gain (loss)		1,522,484	(700,543)	1,389,901	241,668
Income before income tax		9,720,736	2,883,392	19,370,739	1,842,635

Income tax expense
Current income tax	12	2,611,049	-	4,758,810	-
Deferred income tax	12	3,513,288	3,687,106	5,268,458	3,658,117
		6,124,337	3,687,106	10,027,268	3,658,117

Net income (loss) and total comprehensive income (loss) for the period		$3,596,399	$(803,714)	$9,343,471	$(1,815,482)

Weighted average shares outstanding:
Basic		138,287,866	135,089,340	137,746,346	133,023,444
Diluted		141,951,878	135,089,340	141,545,141	133,023,444

Earnings (loss) per share:
Basic	13	$0.03	$(0.01)	$0.07	$(0.01)
Diluted	13	$0.03	$(0.01)	$0.07	$(0.01)

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

TIMMINS GOLD CORP.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited in US dollars)

	Three months ended September 30,		Six months ended September 30,
	2011	2010	2011	2010
		(Note 20)		(Note 20)
OPERATING ACTIVITIES
Income before tax for the period	$9,720,736	$2,883,392	$19,370,739	$1,842,635
Items not affecting cash:
Accretion of provision for site reclamation and closure and other long-term liabilities	45,311	23,797	92,788	76,680
Depletion and depreciation	3,518,233	2,284,383	5,582,221	3,389,068
Finance expense (income)	803,894	316,479	1,790,526	4,926,485
Loss on warrant liability (Note 9)	1,325,427	1,832,172	1,003,240	2,960,752
Share-based payments (Note 11c)	1,531,432	210,213	4,500,888	623,557
Foreign exchange (gain) loss	(1,522,484)	518,674	(1,389,901)	(392,631)
Asset write-down	-	-	-	2,581
Changes in non-cash working capital items:
Trade and other receivables	(1,370,336)	(2,039,400)	(3,509,484)	(3,135,283)
Inventories	(10,002,612)	(869,917)	(13,995,187)	(899,730)
Prepaid expenses	(840,550)	(85,233)	(3,000,614)	(265,834)
Trade and other payables	5,415,099	(510,825)	4,204,711	398,103
Due from related party	-	-	-	13,093
Finance expense paid	(558,553)	-	(558,553)	-
Income tax paid	(803,226)	-	(803,226)	-
Cash flows provided by operating activities	7,262,371	4,563,735	13,288,148	9,539,476

INVESTING ACTIVITIES
Expenditures on mineral properties, plant and equipment	(11,877,462)	(7,089,826)	(21,135,828)	(14,454,037)
Cash flows used in investing activities	(11,877,462)	(7,089,826)	(21,135,828)	(14,454,037)

FINANCING ACTIVITIES
Shares issued for cash	1,846,866	1,101,974	2,004,591	6,127,701
Proceeds of long-term debt, net of transaction costs	-	-	18,168,550	-
Repayment of long-term debt	-	-	(12,558,895)	-
Cash flows provided by financing activities	1,846,866	1,101,974	7,614,246	6,127,701

Effects of exchange rate changes on the balance of cash held in foreign currencies	18,561	215,103	(184,019)	(39,349)

(Decrease) increase in cash	(2,749,664)	(1,209,014)	(417,453)	1,173,791
Cash and restricted cash, beginning of period	9,738,040	5,057,569	7,405,829	2,674,764
Cash and restricted cash, end of period	$6,988,376	$3,848,555	$6,988,376	$3,848,555

Supplemental disclosure with respect to cash flows (Note 14)

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

TIMMINS GOLD CORP.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(Unaudited in US dollars)

	Number of		Convertible	Share-based	Share
	Common	Share	preference	payment	purchase
	Shares	capital	shares	reserve	warrants	Deficit	Equity
Balance at April 1, 2010	115,071,514	$47,117,184	$13,665,620	$4,085,189	$2,574,174	$(13,245,632)	$54,196,535
Net loss	-	-	-	-	-	(1,815,482)	(1,815,482)
Reclassification of share purchase warrants on change in functional currency	-	-	-	-	(2,574,174)	(4,418,009)	(6,992,183)
Share-based payments	-	-	-	623,557	-	-	623,557
Issue of shares on exercise of share options	762,500	489,077	-	-	-	-	489,077
Reclassification of grant date fair value on exercise of share options	-	409,075	-	(409,075)	-	-	-
Issue of shares on exercise of share purchase Warrants	9,352,680	5,638,624	-	-	-	-	5,638,624
Reclassification of fair value on exercise of share purchase warrants	-	7,117,996	-	-	-	-	7,117,996
Conversion of preference shares to common shares	11,000,000	13,665,620	(13,665,620)	-	-	-	-
Balance at September 30, 2010 (Note 20)	136,186,694	$74,437,576	$-	$4,299,671	$-	$(19,479,123)	$59,258,124

Balance at April 1, 2011 (Note 20)	136,964,194	$75,214,724	$-	$4,006,069	$-	$(11,073,151)	$68,147,642
Net income	-	-	-	-	-	9,343,471	9,343,471
Share-based payments	-	-	-	4,500,888	-	-	4,500,888
Issue of shares on exercise of share options	1,000,000	451,899	-	-	-	-	451,899
Reclassification of grant date fair value on exercise of share options	-	190,260	-	(190,260)	-	-	-
Issue of shares on exercise of share purchase warrants	2,000,000	1,552,690	-	-	-	-	1,552,690
Reclassification of fair value on exercise of share purchase warrants	-	4,554,971	-	-	-	-	4,554,971
Shares issued for financing costs (Note 10)	301,933	640,564	-	-	-	-	640,564
Balance at September 30, 2011	140,266,127	$82,605,108	$-	$8,316,697	$-	$(1,729,680)	$89,192,125

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

TIMMINS GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2011
(Unaudited in US dollars)

1.	NATURE OF OPERATIONS

Timmins Gold Corp. (“the Company”) was incorporated on March 17, 2005 under the laws of the Province of British Columbia, Canada. The Company is in the business of acquiring, exploring, developing and operating mineral resource properties in Mexico, through its wholly-owned subsidiaries, Timmins Goldcorp Mexico, S.A. de C.V and Molimentales del Noroeste, S.A. de C.V. (“MdN”) (collectively “the subsidiaries”). MdN owns the San Francisco Mine which was placed into commercial production on April 1, 2010. The Company is listed for trading on the Toronto Stock Exchange under the symbol TMM. The registered office of the Company is located at Suite 1900 - 570 Granville Street, Vancouver, British Columbia, Canada, V6C 3P1.

2.	BASIS OF PREPARATION

	a)	Statement of compliance

These unaudited condensed interim consolidated financial statements (“interim financial statements”) represents part of the period covered by the Company’s first International Financial Reporting Statements (“IFRS”) annual consolidated financial statements. IFRS represents standards and interpretations approved by the International Accounting Standards Board (“IASB”), and are comprised of IFRSs, International Accounting Standards (“IASs”), and interpretations issued by the IFRS Interpretations Committee (“IFRIC”) or the former Standing Interpretations Committee (“SICs”). These interim financial statements have been prepared in accordance with IAS 34 - Interim Financial Reporting and on the basis of IFRS standards and interpretations effective or available for early adoption as at the Company’s first IFRS annual reporting date, March 31, 2012, with significant accounting policies as described in Note 3 below.

These interim financial statements do not contain all the disclosures required by IFRS for annual financial statements and should be read in conjunction with the Company’s audited annual consolidated financial statements for the year ended March 31, 2011 prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). The basis of presentation of these interim financial statements is different to that of the Company’s most recent annual consolidated financial statements due to the first-time adoption of IFRS. An explanation of how the transition to IFRS with a transition date of April 1, 2010 (“the transition date”) has affected the reported financial position and financial performance of the Company is provided in Note 20. Note 20 includes reconciliations of the Company’s comparative consolidated statements of financial position, comparative consolidated statements of comprehensive income (loss) and cash flows in accordance with Canadian GAAP and as previously reported to those prepared and reported in these interim financial statements in accordance to IFRS. The Company’s interim results are not necessarily indicative of its results for a full year.

These interim financial statements were approved by the board of directors and authorized for issue on November 8, 2011.

	b)	Basis of measurement

These interim financial statements have been prepared using the historical cost basis specified by IFRS for each type of asset, liability, income and expense as set out in the accounting policies below, except for certain financial assets and liabilities which are measured at fair value. In addition, these interim financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

	c)	Functional currency and presentation currency

These interim financial statements are presented in United States (“US”) dollars, except as otherwise noted, which is the functional currency of the Company and each of the Company’s subsidiaries. References to C$ are to Canadian dollars.

TIMMINS GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2011
(Unaudited in US dollars)

2.	BASIS OF PREPARATION (Continued)

	d)	Significant judgments, estimates and assumptions

The preparation of the Company’s interim financial statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from those estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.

Areas that require significant judgments, estimates and assumptions as the basis for determining the stated amounts include, but are not limited to, the following:

		i.	Functional currency

The functional currency of each entity is determined after consideration of the primary economic environment of the entity, and is reviewed when primary indicators change. The Company considers the impact of changes to primary indicators such as the commencement of commercial operations and/or a significant increase in sales in a currency other than the established functional currency. Changes to a primary indicator which are considered to be both substantive and ongoing may result in applying a change in functional currency to the respective entity.

		ii.	Mineral reserves

Proven and probable mineral reserves are the economically mineable parts of the Company’s measured and indicated mineral resources demonstrated by at least a preliminary feasibility study. The Company estimates its proven and probable reserves and measured and indicated and inferred mineral resources based on information compiled by appropriately qualified persons. The information relating to the geological data on the size, depth and shape of the ore body requires complex geological judgments to interpret the data. The estimation of future cash flows related to proven and probable reserves is based upon factors such as estimates of foreign exchange rates, commodity prices, future capital requirements and production costs along with geological assumptions and judgments made in estimating the recovery rate, size and grade of the ore body. Changes in the proven and probable reserves or measured and indicated and inferred mineral resources estimates may impact the carrying value of exploration and evaluation properties, plant and equipment, site reclamation and closure provisions, recognition of deferred tax amounts and depletion, depreciation and amortization.

		iii.	Depletion, depreciation and amortization

Plants and other facilities used directly in mining activities are depreciated using the units-of-production (“UOP”) method over a period not to exceed the estimated life of the ore body based on recoverable ounces to be mined from proven and probable reserves. Mobile and other equipment are depreciated, net of residual value, on a straight-line basis, over the useful life of the equipment to the extent that the useful life does not exceed the related estimated life of the mine based on proven and probable reserves.

The calculation of the UOP rate, and therefore the annual depletion, depreciation and amortization expense, could be materially affected by changes in the underlying estimates. Changes in estimates can be the result of actual future production differing from current forecasts of future production, expansion of mineral reserves through exploration activities, differences between estimated and actual recovery rates and costs of mining and differences in gold price used in the estimation of mineral reserves.

Significant judgment is involved in the determination of useful life and residual values for the computation of depletion, depreciation and amortization and no assurance can be given that actual useful lives and residual values will not differ significantly from current assumptions.

TIMMINS GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2011
(Unaudited in US dollars)

2.	BASIS OF PREPARATION (Continued)

	iv.	Impairment of mineral properties, plant and equipment

The Company considers both external and internal sources of information in assessing whether there are any indications that mineral properties, plant and equipment are impaired. External sources of information the Company considers include changes in the market, economic and legal environment in which the Company operates that are not within its control and affect the recoverable amount. Internal sources of information the Company considers include the manner in which the assets are being used or are expected to be used and indications of economic performance of the assets.

	v.	Stripping costs

In determining whether stripping costs incurred during the production phase of a mining property relate to reserves and resources that will be mined in a future period and therefore should be capitalized, the Company makes estimates of the stripping activity over the life of the mining property (“life of mine strip ratio”). Changes in estimated life of mine strip ratios can result in a change to the future capitalization of stripping costs incurred.

	vi.	Inventories

Expenditures incurred, and depletion, depreciation and amortization of assets used in mining and processing activities are accumulated as the cost of ore in stockpiles, ore in process and finished metal inventory. These amounts are carried at the lower of average cost or net realizable value (“NRV”).

Write-downs of ore in stockpiles, ore in process, and finished metal inventory resulting from NRV impairments are reported as a component of current period costs. The primary factors that influence the need to record write-downs include prevailing and long-term metal prices and prevailing costs for production inputs such as labour, fuel and energy, materials and supplies, as well as realized ore grades and actual production levels.

Costs are attributed to the ore in process based on current mining costs, including applicable depletion, depreciation and amortization relating to mining operations incurred up to the point of placing the ore on the leach pad. Costs are removed from ore in process based on the average cost per estimated recoverable ounce of gold on the leach pad as the gold is recovered. Estimates of recoverable gold on the leach pads are calculated from the quantities of ore placed on the pads, the grade of ore placed on the leach pads and an estimated percentage of recovery. Timing and ultimate recovery of gold contained on leach pads can vary significantly from the estimates. The quantities of recoverable gold placed on the leach pads are reconciled to the quantities of gold actually recovered (metallurgical balancing), by comparing the grades of ore placed on the leach pads to actual ounces recovered. The nature of the leaching process inherently limits the ability to precisely monitor inventory levels. As a result, the metallurgical balancing process is constantly monitored and the engineering estimates are refined based on actual results over time. The ultimate recovery of gold from a pad will not be known until the leaching process is completed.

The allocation of costs to ore in stockpiles, ore in process, and finished metal inventory and the determination of NRV involve the use of estimates. There is a high degree of judgment in estimating future costs, future production level, gold prices, and the ultimate estimated recovery for ore in process. There can be no assurance that actual results will not differ significantly from estimates used in the determination of the carrying value of inventories.

	vii.	Provision for site reclamation and closure

Site reclamation and closure provisions are recognized in the period in which they arise and are stated as the present value of estimated future costs.

These estimates require extensive judgment about the nature, cost and timing of the work to be completed, and may change with future changes to costs, environmental laws and regulations and remediation practices. In view of uncertainties concerning environmental rehabilitation, the ultimate costs could be materially different from the amounts estimated. The estimate of future site reclamation and closure provisions is subject to change based on amendments to applicable laws and legislation. Future changes in site reclamation and closure provisions, if any, could have a significant impact and would be reflected prospectively, as a change in accounting estimate.

TIMMINS GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2011
(Unaudited in US dollars)

2.	BASIS OF PREPARATION (Continued)

	viii.	Deferred taxes

The Company’s provision for income taxes for interim periods is estimated based on the expected annual effective tax rate. The current and deferred components of income taxes for interim periods are estimated based on forecasted movements in temporary differences. Changes to the expected annual effective tax rate and differences between the actual and expected effective tax rate and between actual and forecasted movements in temporary differences will result in adjustments to the Company’s provision for income taxes in the period changes are made and/or differences are identified. In assessing the probability of realizing income tax assets recognized, management makes estimates related to expectations of future taxable income, applicable tax planning opportunities, expected timing of reversals of existing temporary differences and the likelihood that tax positions taken will be sustained upon examination by applicable tax authorities. In making its assessments, management gives additional weight to positive and negative evidence that can be objectively verified. Estimates of future taxable income are based on forecasted cash flows from operations and the application of existing tax laws in each jurisdiction. Forecasted cash flows from operations are based on life of mine projections internally developed and reviewed by management. Weight is attached to tax planning opportunities that are within the Company’s control, and are feasible and implementable without significant obstacles. The likelihood that tax positions taken will be sustained upon examination by applicable tax authorities is assessed based on individual facts and circumstances of the relevant tax position evaluated in light of all available evidence. Where applicable tax laws and regulations are either unclear or subject to ongoing varying interpretations, it is reasonably possible that changes in these estimates can occur that materially affect the amounts of income tax assets recognized. At the end of each reporting period, the Company reassesses unrecognized income tax assets.

	ix.	Share-based payments

Share-based payments are measured at fair value. Share options and share purchase warrants are measured using the Black-Scholes option pricing model based on estimated fair values of all share-based awards at the date of grant and is expensed to profit or loss over each award’s vesting period. The Black-Scholes option pricing model utilizes subjective assumptions such as expected price volatility and expected life of the option. Changes in these input assumptions can significantly affect the fair value estimate.

e)	New standards and interpretations not yet adopted

A number of new standards, and amendments to standards and interpretations, are not yet effective for the year ended March 31, 2012, and have not been applied in preparing these interim financial statements. Those that are expected to be applicable to the consolidated financial statements of the Company are discussed below.

	i.	Income taxes

In December 2010, the IASB issued an amendment to IAS 12 - Income Taxes that provides a practical solution to determining the recovery of investment properties as it relates to the accounting for deferred income taxes. This amendment is effective for annual periods beginning on or after January 1, 2012, with earlier application permitted.

The Company does not anticipate this amendment to have a significant impact on its consolidated financial statements.

TIMMINS GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2011
(Unaudited in US dollars)

2.	BASIS OF PREPARATION (Continued)

	ii.	Consolidation

In May 2011, the IASB issued IFRS 10 - Consolidated Financial Statements, which supersedes SIC 12 - Consolidation — Special Purpose Entities and the requirements relating to consolidated financial statements in IAS 27 - Consolidated and Separate Financial Statements. IFRS 10 is effective for annual periods beginning on or after January 1, 2013, with earlier application permitted under certain circumstances. IFRS 10 establishes control as the basis for an investor to consolidate its investees; and defines control as an investor’s power over an investee with exposure, or rights, to variable returns from the investee and the ability to affect the investor’s returns through its power over the investee.

In addition, the IASB issued IFRS 12 - Disclosure of Interests in Other Entities, which combines and enhances the disclosure requirements for the Company’s subsidiaries, joint arrangements, associates and unconsolidated structured entities. The requirements of IFRS 12 include reporting of the nature of risks associated with the Company’s interests in other entities, and the effects of those interests on the Company’s consolidated financial statements.

Concurrently with the issuance of IFRS 10, IAS 27 and IAS 28 - Investments in Associates were revised and reissued as IAS 27 - Separate Financial Statements and IAS 28 - Investments in Associates and Joint Ventures to align with the new consolidation guidance.

The Company is currently evaluating the impact that the above standards are expected to have on its consolidated financial statements.

	iii.	Joint arrangements

In May 2011, the IASB issued IFRS 11 - Joint Arrangements which supersedes IAS 31 - Interests in Joint Ventures and SIC-13 - Jointly Controlled Entities - Non-Monetary Contributions by Venturers. IFRS 11 is effective for annual periods beginning on or after January 1, 2013, with earlier application permitted under certain circumstances. Under IFRS 11, joint arrangements are classified as joint operations or joint ventures based on the rights and obligations of the parties to the joint arrangements. A joint operation is a joint arrangement whereby the parties that have joint control of the arrangement (“joint operators”) have rights to the assets, and obligations for the liabilities, relating to the arrangement. A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement (“joint venturers”) have rights to the net assets of the arrangement. IFRS 11 requires that a joint operator recognize its portion of assets, liabilities, revenues and expenses of a joint arrangement, while a joint venturer recognizes its investment in a joint arrangement using the equity method.

The Company is currently evaluating the impact that IFRS 11 is expected to have on its consolidated financial statements.

	iv.	Fair value measurement

In May 2011, as a result of the convergence project undertaken by the IASB and the US Financial Accounting Standards Board to develop common requirements for measuring fair value and for disclosing information about fair value measurements, the IASB issued IFRS 13 - Fair Value Measurement. IFRS 13 is effective for annual periods beginning on or after January 1, 2013, with earlier application permitted. IFRS 13 defines fair value and sets out a single framework for measuring fair value which is applicable to all IFRSs that require or permit fair value measurements or disclosures about fair value measurements. IFRS 13 requires that when using a valuation technique to measure fair value, the use of relevant observable inputs should be maximized while unobservable inputs should be minimized.

The Company does not anticipate the application of IFRS 13 to have a material impact on its consolidated financial statements.

TIMMINS GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2011
(Unaudited in US dollars)

2.	BASIS OF PREPARATION (Continued)

	v.	Financial statement presentation

In June 2011, the IASB issued amendments to IAS 1 - Presentation of Financial Statements that require an entity to group items presented in the Statement of Comprehensive Income on the basis of whether they may be reclassified to earnings subsequent to initial recognition. For those items presented before taxes, the amendments to IAS 1 also require that the taxes related to the two separate groups be presented separately. The amendments are effective for annual periods beginning on or after July 1, 2012, with earlier adoption permitted.

The Company does not anticipate the application of the amendments to IAS 1 to have a material impact on its consolidated financial statements.

	vi.	Financial instruments

The IASB intends to replace IAS 39 - Financial Instruments: Recognition and Measurement in its entirety with IFRS 9 - Financial Instruments in three main phases. IFRS 9 will be the new standard for the financial reporting of financial instruments that is principles-based and less complex than IAS 39. In November 2009 and October 2010, phase 1 of IFRS 9 was issued and amended, respectively, which addressed the classification and measurement of financial assets and financial liabilities. IFRS 9 requires that all financial assets be classified as subsequently measured at amortized cost or at fair value based on the Company’s business model for managing financial assets and the contractual cash flow characteristics of the financial assets. Financial liabilities are classified as subsequently measured at amortized cost except for financial liabilities classified as fair value through profit or loss (“FVTPL”), financial guarantees and certain other exceptions. The complete IFRS 9 is anticipated to be issued during the second half of 2011.

On July 22, 2011, the IASB tentatively agreed to defer the mandatory effective date of IFRS 9 from annual periods beginning on or after January 1, 2013 (with earlier application permitted) to annual periods beginning on or after January 1, 2015 (with earlier application still permitted). The IASB will propose the deferral of IFRS 9 in an exposure draft with a 60 day comment period.

The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.

3.	SIGNIFICANT ACCOUNTING POLICIES

The IASB continues to amend and add to current IFRS standards and interpretations with several projects underway. Accordingly, the accounting policies applied by the Company for the Company’s first IFRS annual consolidated financial statements will be determined as at March 31, 2012. In the event that accounting policies applied or expected to be applied for the Company’s first IFRS annual consolidated financial statements differ materially from the accounting policies used in the preparation of these unaudited condensed interim consolidated financial statements, these interim financial statements will be restated to retrospectively account for the policies applied or expected to be applied for the Company’s first IFRS annual consolidated financial statements in the period accounting policies are determined or a prior period when the expectation of accounting policies to be applied changes.

The significant accounting policies used in the preparation of these interim financial statements are as follows:

	a)	Basis of consolidation

These interim financial statements include the accounts of the Company and its 100% owned subsidiaries disclosed in Note 1. All inter-company balances and transactions have been eliminated on consolidation. Control exists where the parent entity has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. Subsidiaries are included in the financial statements from the date control commences until the date control ceases.

TIMMINS GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2011
(Unaudited in US dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

	b)	Foreign currency translation

In preparing the financial statements of each individual group entity, transactions in currencies other than the entity's functional currency (“foreign currencies”) are translated at the rates of exchange prevailing at the dates of the transactions. At the end of each reporting period, monetary assets and liabilities denominated in foreign currencies are translated at the exchange rates prevailing at that date. Exchange gains and losses are recognized on a net basis in profit or loss for the period.

Certain entities maintain their financial records in currencies other than the functional currency. To translate the financial records to the functional currency, non-monetary assets and liabilities that are measured in terms of historical costs are translated using the exchange rate at the date of the transaction. Monetary balances are translated at the rates of exchange at the period end date. The translation difference resulting from translating from the non-USD recording currency to the functional currency is recorded as a component of foreign exchange gain and loss.

Commencing with the three months ended June 30, 2011, the Company has changed its reporting currency from the Canadian dollar to the US dollar. Prior to performing the required reconciliations of the impact of adoption of IFRS, the Company’s previously published financial statements in accordance with Canadian GAAP have been recast using methods consistent with IAS 21 - The Effects of Changes in Foreign Exchange Rates. Assets and liabilities have been recast to US dollars using period-end exchange rates. Revenues, expenses, gains and losses have been recast into US dollars using rates in effect on the dates of the transaction or average rates for the period.

As of April 1, 2010, the Company and the subsidiaries changed their functional currency from the Canadian dollar to the US dollar due to the commencement of commercial operations and the significant increase in the amount of US dollar revenue and production costs. Previously, the Mexican-based subsidiaries were primarily funded by the Company and had the Canadian dollar as their functional currency. The change in accounting for the Company and the subsidiaries was enacted prospectively from April 1, 2010 with a translation of all balances to US dollars at that date and re-establishment of historical cost for non-monetary assets.

	c)	Cash equivalents

Cash equivalents are highly liquid investments, such as term deposits with major financial institutions, having a maturity of three months or less at acquisition, that are readily convertible to contracted amounts of cash.

	d)	Revenue recognition

Metal revenues are earned from the sale of refined metal and ore in process. Revenue from finished metal and ore in process sales is recognized when significant risks and rewards of ownership have passed to the buyer, it is probable that economic benefits associated with the transaction will flow to the Company, the sale price can be measured reliably, the Company has no significant continuing involvement and the costs incurred or to be incurred in respect of the transaction can be measured reliably. In circumstances where title is retained to protect the financial security interests of the Company, revenue is recognized when the significant risks and rewards of ownership have passed to the buyer. Contractual sales prices are based on market metal prices determined over a specified quotation period, as specified in the contracts. Metal revenues from sales are subject to adjustment upon final settlement based upon metal prices, weights and assays. These adjustments are netted within revenue.

	e)	Inventories

The Company predominantly produces gold and silver. Inventories consist primarily of ore in stockpiles, ore in process, finished metal inventory (doré inventory), and supplies. Doré represents a bar containing predominantly gold by value which must be refined offsite to return saleable metals.

TIMMINS GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2011
(Unaudited in US dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

These inventories are valued at the lower of cost and NRV after consideration of additional processing, refining and transportation costs. NRV represents the estimated future sales price of the product based on prevailing and long-term metals prices or as determined in long-term sales contracts, less the estimated costs to complete production and bring the product to saleable form. Write-downs of inventory are recognized in profit or loss as incurred. The Company reverses write-downs in the event that there is a subsequent increase in NRV.

	i.	Ore in stockpile

Stockpiles represent ore that has been mined and is available for further processing. Stockpiles are measured by estimating the number of tonnes added and removed from the stockpile, the number of contained ounces (based on assay data) and the estimated metallurgical recovery rates (based on the expected processing method). Stockpile ore tonnages are verified by periodic surveys. Costs are allocated to stockpiles based on the current mining cost per tonne incurred up to the point of stockpiling the ore, including applicable overhead, depletion, depreciation and amortization relating to mining operations, and are removed at the average cost per tonne.

	ii.	Ore in process

The recovery of gold and silver is achieved through heap leaching processes. Costs are added to ore on leach pads based on current mining and processing costs, including applicable overhead, depletion, depreciation and amortization relating to mining operations. Costs are removed from ore on leach pads as ounces are recovered, based on the average cost per ounce of gold and silver in ore in process inventory.

	iii.	Finished metal inventory

Finished metal inventory consists of gold, silver and doré bars.

	iv.	Supplies

Supplies include consumables used in operations such as fuel, grinding material, chemicals, and spare parts. NRV is estimated as replacement cost.

Major spare parts and standby equipment are included in plant and equipment when they are expected to be used during more than one period and if they can only be used in connection with an item of plant and equipment.

f)	Mineral properties, plant and equipment

	i.	Exploration and evaluation costs

Acquisition costs for exploration and evaluation stage properties are capitalized. Exploration and evaluation expenditures incurred on a mineral property are capitalized where management determines there is sufficient evidence that the expenditure will result in a future economic benefit to the Company. All other exploration and evaluation expenditures are expensed as incurred.

Exploration and evaluation expenditures comprise costs that are directly attributable to:

  researching and analyzing existing exploration data;

  conducting geological studies, exploratory drilling and sampling;

  examining and testing extraction and treatment methods; and

  activities in relation to evaluating the technical feasibility and commercial viability of extracting a mineral resource.

Subsequent to completion of a positive economic analysis on a mineral property, capitalized acquisition costs and exploration and evaluation expenditures are reclassified to mineral properties.

TIMMINS GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2011
(Unaudited in US dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

The Company is in the process of exploring and developing many of its exploration and evaluation properties and has not yet determined the amount of reserves available.

Management reviews the carrying value of mineral properties at each reporting date and will recognize impairment in value based upon current exploration results, the prospect of further work being carried out by the Company, the assessment of future probability of profitable revenues from the property, or from the sale of the property. Amounts shown for properties represent costs incurred net of write-offs and recoveries.

	ii.	Mineral property costs

Mineral development costs, including reclassified mineral property acquisition costs and capitalized exploration and evaluation costs, are stated at cost less accumulated amortization and accumulated impairment losses. Costs associated with the commission of new assets, net of incidental revenues, are capitalized as mineral property costs in the period before they are operating in the way intended by management.

The Company capitalizes the cost of acquiring, maintaining, exploring and developing mineral properties until such time as the properties are placed into production, abandoned, sold or considered to be impaired in value. Costs of producing properties are amortized using the UOP method based on estimated proven and probable recoverable reserves and the costs of abandoned properties are written-off in the period in which that decision is made by management.

Proceeds received on the sale of interests in mineral properties are credited to the carrying value of the mineral properties, with any excess included in profit or loss as incurred. Write-offs due to impairment in value are charged to profit or loss as incurred.

	iii.	Stripping costs

In open pit mining operations, it is necessary to remove overburden and other waste in order to access the ore body. Stripping costs incurred prior to commercial production are capitalized and deferred as part of the cost of constructing the mine.

Mining costs associated with stripping activities during the production phase of a mine are variable production costs that are included in the costs of the inventory during the period that the stripping costs are incurred, unless the stripping activity can be shown to represent a future benefit to the mineral property, in which case stripping costs are capitalized.

A future benefit to the mineral property is demonstrated when access is gained to sources of reserves that will be produced in future periods that would otherwise not have been accessible. The amount capitalized is calculated by multiplying the stripping tonnes mined during the period by the current mining cost per tonne in the open pit.

The Company includes stripping costs in its production costs on an average life-of-mine stripping ratio basis based on tonnes of material mined. Periods where the ratio of waste material to ore exceeds the average life-of-mine stripping ratio result in deferral of the excess costs as an asset recorded within mineral properties (Note 6). Periods where the ratio of waste material to ore is lower than the average life-of-mine stripping ratio result in an inclusion in production costs of an amount of the previously deferred stripping costs.

	iv.	Plant and equipment

Plant and equipment is measured at cost less accumulated depletion, depreciation and accumulated impairment losses. Cost includes the purchase price, any costs directly attributable to bringing plant and equipment to the location and condition necessary for it to be capable of operating in the manner intended by management and the estimated site reclamation and closure costs associated with dismantling and removing the asset, and, where applicable, borrowing costs.

Upon sale or abandonment of any plant and equipment, the cost and related accumulated depletion, depreciation and accumulated impairment losses are written off and any gains or losses thereon are recognized in profit or loss for the period. When the parts of an item of plant and equipment have different useful lives, they are accounted for as separate items (major components) of plant and equipment.

The cost of replacing or overhauling a component of an item of plant and equipment is recognized in the carrying amount of the item if it is probable that the future economic benefits embodied within the component will flow to the Company and its cost can be measured reliably. The carrying amount of the replaced component is derecognized. Maintenance and repairs of a routine nature are charged to profit or loss as incurred.

TIMMINS GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2011
(Unaudited in US dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

	v.	Depletion, depreciation and amortization

Mineral property costs, excluding stripping costs capitalized during the production phase of a mine, are amortized when commercial production begins using the UOP method based on estimated proven and probable recoverable reserves. Stripping costs capitalized during the production phase of a mine are depleted on a UOP method over the reserves that directly benefit from the stripping activity.

Plant and equipment, including major components, are depreciated using the following depreciation methods:

Computer equipment	30% straight line method
Leasehold improvements	20% straight line method
Office furniture and equipment	10% straight line method
Vehicles	25% straight line method
Mine equipment and buildings	Units of production method
Machinery and equipment	Units of production method

Depreciation commences on the date the asset is available for use.

On April 1, 2010, the Company concluded that the San Francisco Mine had achieved a rate of production sufficient for it to be classified as being in commercial production. As of September 30, 2011, the estimated remaining life of the mine is ten years. This estimate is based on the life of mine plan prepared by the Company, which, in turn, is based on the estimates of the reserves and updated, as necessary, for subsequent revisions and updates to the estimate made based on the results of actual production.

g)	Provisions

A provision is recognized if, as a result of a past event, the Company has a present legal or constructive obligation that can be estimated reliably and it is probable that an outflow of economic benefits will be required to settle the obligation.

Constructive obligations are obligations that derive from the Company’s actions where:

  By an established pattern of past practice, published policies or a sufficiently specific current statement, the Company has indicated to other parties that it will accept certain responsibilities; and

  As a result, the Company has created a valid expectation on the part of those other parties that it will discharge those responsibilities.

Provisions are reviewed at the end of each reporting period and adjusted to reflect management’s current best estimate of the expenditure required to settle the present obligation at the end of the reporting period. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed. Provisions are reduced by actual expenditures for which the provision was originally recognized. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects the current market assessments of the time value of money and the risks specific to the liability. The accretion of the discount is recognized as finance expense.

TIMMINS GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2011
(Unaudited in US dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

	i.	Provision for site reclamation and closure

The Company’s mining and exploration activities are subject to various laws and regulations governing the protection of the environment. The Company records the fair value of a provision for site reclamation and closure as a liability in the period in which it incurred a legal or constructive obligation associated with the reclamation of the mine site and the retirement of tangible long-lived assets that result from the acquisition, construction, development, and/or normal use of the assets.

The obligation is measured initially at fair value based on estimated future cash flows derived using internal information and third party reports. The estimated cost is capitalized and included in the carrying value of the related mineral properties and is amortized using either the straight-line method or UOP method, as appropriate. The provision is initially discounted using a current market-based pre-tax discount rate and subsequently increased for the unwinding of the discount. The unwinding of the discount is included as a finance expense.

At each reporting date, the Company reviews its provision for site reclamation and closure to reflect the current best estimate. The provision for site reclamation and closure is adjusted for changes in factors such as the amount or timing of the expected underlying cash flows, or the market-based pre-tax discount rate, with the offsetting amount recorded to the site reclamation and closure asset included in mineral properties which arises at the time of establishing the provision. The site reclamation and closure asset is amortized on the same basis as the related asset.

It is possible that the Company’s estimate of the site reclamation and closure liability could change as a result of change in regulations, the extent of environmental remediation required, the means and technology of reclamation activities or cost estimates. Any such changes could materially impact the estimated provision for site reclamation and closure. Changes in estimates are accounted for prospectively from the period the estimate is revised.

h)	Share-based payments

Certain employees (including directors and senior executives) of the Company receive a portion of their remuneration in the form of share options. The fair value of the share options at the date of the grant is charged to profit or loss, with an offsetting credit to share-based payment reserve, over the vesting period. If and when the share options are ultimately exercised, the applicable amounts of share-based payment reserve are transferred to share capital.

The fair value of a share-based payment is determined at the date of the grant. The cost of these share options is measured using the estimated fair value at the date of grant determined by using the Black-Scholes option pricing model. The Black- Scholes option pricing model requires the input of subjective assumptions, including the expected term of the option and share price volatility. The expected term of options granted is determined based on historical data on the average hold period before exercise, expiry or cancellation. Expected volatility is estimated with reference to the historical volatility of the share price of the Company.

These estimates involve inherent uncertainties and the application of management judgment. The costs are recognized over the vesting period of the option. The total amount recognized as an expense is adjusted to reflect the number of options expected to vest at each reporting date. At each reporting date prior to vesting, the cumulative expense representing the extent to which the vesting period has expired and management’s best estimate of the share options that are ultimately expected to vest is computed. The movement in cumulative expense is recognized in profit or loss with a corresponding charge to share-based payment reserve.

Share-based payments to non-employees are measured at the fair value of the goods or services received or the fair value of the equity instruments issued if it is determined that the fair value of the goods or services cannot be reliably measured, and are recorded at the date the goods or services are received.

No expense is recognized for share options that do not ultimately vest. Charges for share options that are forfeited before vesting are reversed from share-based payment reserve. For those share options that expire or are forfeited after vesting, the recorded value remains in share-based payment reserve.

TIMMINS GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2011
(Unaudited in US dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

	i)	Warrant liability

Share purchase warrants with exercise prices in a currency other than the functional currency are recognized at fair value using the Black-Scholes option pricing model at the date of grant. Any share purchase warrants outstanding at the end of a period are revalued with changes in fair value recognized in profit or loss. Upon exercise of share purchase warrants with exercise prices in a currency other than the functional currency, the share purchase warrants are revalued at the date of exercise and the total fair value of the exercised share purchase warrants is reallocated to equity. The proceeds generated from the payment of the exercise price are also allocated to equity. At September 30, 2011, all share purchase warrants with exercise prices in a currency other than the functional currency had been exercised.

	j)	Share capital

Common shares are classified as share capital. Incremental costs directly attributable to the issue of common shares and share options are recognized as a deduction from share capital, net of any tax effects.

	k)	Financial assets

Financial assets are classified as available-for-sale, loans and receivables or at fair value through profit or loss.

Financial assets classified as available-for-sale are measured on initial recognition plus transaction costs and subsequently at fair value with unrealized gains and losses recognized in other comprehensive income (loss) except for financial assets that are considered to be impaired in which case the loss is recognized in profit or loss. The Company has not classified any assets as available for sale for any period presented.

Financial assets classified as loans and receivables are measured initially at fair value plus transaction costs and subsequently at amortized cost using the effective interest rate method. The effective interest method is a method of calculating the amortized cost of a financial asset and allocating the interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments through the expected life of the financial asset, or, where appropriate, a shorter period. The Company’s cash, restricted cash, trade and other receivables, and due from related party are classified as loans and receivables.

Financial assets classified as FVTPL are measured on initial recognition and subsequently at fair value with unrealized gains and losses recognized in profit or loss. Transaction costs are expensed for assets classified as FVTPL. The Company has not classified any assets as FVTPL.

		i.	Derecognition of financial assets

A financial asset is derecognized when:

  the contractual right to the asset’s cash flows expire; or

  if the Company transfers the financial asset and substantially all risks and rewards of ownership to another entity.

l)	Financial liabilities

Financial liabilities, other than derivatives, are initially recognized at fair value less directly attributable transaction costs. Subsequently, financial liabilities are measured at amortized cost using the effective interest method.

The Company’s trade and other payables, vendor loan, long-term debt, and other long-term liabilities are measured at amortized cost.

Financial liabilities classified as FVTPL include financial liabilities held for trading and financial liabilities designated upon recognition as FVTPL. Fair value changes on these liabilities are recognized in profit or loss. The Company’s embedded gold derivative and share purchase warrants with foreign currency exercise prices are classified as FVTPL.

TIMMINS GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2011
(Unaudited in US dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

		i.	Derecognition of financial liabilities

The Company derecognizes financial liabilities when the Company’s obligations are discharged, cancelled or they expire.

	m)	Impairment

		i.	Impairment of financial assets

At each reporting date, the Company assesses whether there is any objective evidence that a financial asset or a group of financial assets, other than financial assets classified as FVTPL, is impaired. A financial asset or a group of financial assets is impaired if there is objective evidence that the estimated future cash flows of the financial asset or the group of financial assets have been negatively impacted, and the impact can be reliably measured. Objective evidence of impairment could include the following:

  significant financial difficulty of the issuer or counterparty;

  default or delinquency in interest or principal payments; or

  it has become probable that the borrower will enter bankruptcy or financial reorganization.

An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount and the present value of the estimated future cash flows discounted at the asset’s original effective interest rate. Losses are recognized in profit or loss and reflected in an allowance account against trade and other receivables. Interest on the impaired asset continues to be recognized through the unwinding of the discount.

With the exception of available-for-sale equity instruments, if, in a subsequent period, the amount of the impairment loss decreases, the previously recognized impairment loss is reversed through profit or loss to the extent that the carrying amount of the impaired financial asset at the date the impairment is reversed does not exceed what the amortized cost would have been had the impairment not been recognized.

In respect of available-for-sale equity instruments, impairment losses previously recognized in profit or loss are not reversed through profit or loss. Any increase in fair value subsequent to an impairment loss is recognized in other comprehensive income.

ii.	Impairment of non-financial assets

At each reporting date, the Company reviews the carrying amounts of its non-financial assets to determine whether there are any indications of impairment. If any such indication exists such as decreases in metal prices, an increase in operating costs, a decrease in mineable reserves or a change in foreign exchange rate, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any. In determining recoverable amount the Company also considers net carrying amount of the asset, the ongoing costs required to maintain and operate the asset, and the use, value and condition of the asset.

Where the asset does not generate cash inflows that are independent with other assets, the Company estimates the recoverable amount of the cash-generating unit (“CGU”) to which the asset belongs. A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or group of assets. This generally results in the Company evaluating its non-financial assets on a mine by mine basis.

The recoverable amount is determined as the higher of fair value less direct costs to sell and the asset’s value in use. Fair value is determined with reference to discounted estimated future cash flow analysis or on recent transactions involving dispositions of similar properties. In assessing value in use, the estimated future cash flows are discounted to their present value. Estimated future cash flows are calculated using estimated future production, recoverability of reserves, estimated future commodity prices and the expected future operating and capital costs.

TIMMINS GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2011
(Unaudited in US dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

The pre-tax discount rate applied to the estimated future cash flows reflects current market assessments of the time value of money and the risks specific to the asset for which the future cash flow estimates have not been adjusted.

If the carrying amount of an asset or CGU exceeds its recoverable amount, the carrying amount of the asset or CGU is reduced to its recoverable amount. An impairment loss is recognized as an expense in the profit or loss. Non-financial assets that have been impaired are tested for possible reversal of the impairment whenever events or changes in circumstance indicate that the impairment may have reversed.

Where an impairment subsequently reverses, the carrying amount of the asset or CGU is increased to the revised estimate of its recoverable amount, but only so that the increased carrying amount does not exceed the carrying amount that would have been determined (net of depletion, depreciation and amortization) had no impairment loss been recognized for the asset or CGU in prior periods. A reversal of impairment is recognized as a gain in the profit or loss.

n)	Taxes

	i.	Current tax

Current tax is the expected tax payable or receivable on the taxable profit or loss for the period. Current tax for each taxable entity in the Company is based on the local taxable income at the local statutory tax rate enacted or substantively enacted at the reporting date, and includes adjustments to tax payable or recoverable in respect of previous periods.

	ii.	Deferred tax

Deferred tax is accounted for using the liability method, providing for the tax effect of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and their respective tax bases. Deferred tax liabilities are recognized for all taxable temporary differences except where the deferred tax liability arises from the initial recognition of goodwill, or the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss.

Deferred tax assets are recognized for all deductible temporary differences, carry-forward of unused tax assets and unused tax losses and tax credits, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry-forward of unused tax losses can be utilized, except where the deferred tax asset related to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss.

The carrying amounts of deferred tax assets are reviewed at each reporting date and are adjusted to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the asset to be utilized. To the extent that an asset not previously recognized fulfils the criteria for recognition, a deferred tax asset is recorded.

Deferred tax is measured on an undiscounted basis using the tax rates that are expected to apply in the period when the liability is settled or the asset is realized, based on tax rates and tax laws enacted or substantially enacted at the reporting date. Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Company intends to settle its current tax assets and liabilities on a net basis. Current and deferred tax relating to items recognized directly in equity is recognized in equity and not in the profit or loss.

Mining taxes and royalties are treated and disclosed as current and deferred taxes if they have the characteristics of an income tax. This is considered to be the case when they are imposed under government authority and the amount payable is calculated by reference to revenue derived (net of any allowable deductions) after adjustment for items comprising temporary differences.

TIMMINS GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2011
(Unaudited in US dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

	o)	Earnings (loss) per share

Basic earnings (loss) per share (“EPS”) is calculated by dividing the profit or loss of the Company by the weighted average number of common shares outstanding during the period. For purposes of calculating diluted earnings per share, the proceeds from the potential exercise of dilutive stock options and share purchase warrants with exercise prices that are below the average market price of the underlying shares are assumed to be used in purchasing the Company’s common shares at their average market price for the period. Share options and share purchase warrants are included in the calculation of dilutive EPS only to the extent that the market price of the common shares exceeds the exercise price of the share options or share purchase warrants except where such conversion would be anti-dilutive.

	p)	Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, which are assets that necessarily take a substantial period of time to get ready for their intended use or sale, are added to the cost of those assets, until such time as the assets are substantially ready for their intended use or sale. Qualifying assets include the cost of developing mineral properties and constructing new facilities.

Borrowing costs are capitalized at the rate of interest applicable to the specific borrowings financing the assets under construction, or, where financed through general borrowings, at a capitalization rate representing the average interest rate on such borrowings.

Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs eligible for capitalization.

All other borrowing costs are recognized in profit or loss in the period in which they are incurred.

	q)	Operating segments

The Company has determined that it operates through one reportable operating segment, being the acquisition, exploration, and development of mineral properties located in two geographical areas, Canada and Mexico. Reporting is prepared on a geographic and consolidated basis as determined by the requirements of the Chief Executive Officer as the chief operating decision maker for the Company. The Company does not treat the production of gold and silver, the primary two minerals, as separate reportable segments as they are the output of the same production process and only become separately identifiable as finished goods and are not reported separately from a management perspective.

TIMMINS GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2011
(Unaudited in US dollars)

4.	TRADE AND OTHER RECEIVABLES

	September 30,	March 31,
	2011	2011
Trade receivable	$868,639	$644,475
VAT receivable	6,749,848	3,263,059
Other	252,847	276,737
	$7,871,334	$4,184,271

VAT receivable is value added tax payments made by the Company, which in Mexico and Canada are refundable. The Company is currently working with the tax authority of Mexico to expedite collection of the VAT receivable as this was delayed due to a change in the Company’s process for VAT collection.

5.	INVENTORIES

	September 30,	March 31,
	2011	2011
Ore in process	$21,402,655	$10,465,571
Finished metal inventory	334,604	623,292
Supplies	5,400,444	3,232,912
	$27,137,703	$14,321,775

The Company entered into an exclusive contract with a supplier of sodium cyanide on June 17, 2011, which has resulted in an accumulation of sodium cyanide during the month of September, 2011 (Note 18).

Production costs for the three and six months ending September 30, 2011 and 2010 are as follows:

	Three months ended September 30,		Six months ended September 30,
	2011	2010	2011	2010
Costs of mining	$15,864,915	$5,205,338	$27,029,064	$14,086,486
Crushing and gold recovery costs	5,687,633	2,570,711	9,681,677	4,857,830
Mine site administration costs	984,336	984,301	1,914,309	1,805,926
Deferred stripping	(3,120,864)	-	(5,727,079)	(4,367,394)
Transport and refining	83,286	78,006	143,464	114,498
Net change in inventories	(9,343,878)	(763,889)	(13,003,001)	(594,339)
	$10,155,428	$8,074,467	$20,038,434	$15,903,007

TIMMINS GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2011
(Unaudited in US dollars)

6.	MINERAL PROPERTIES, PLANT AND EQUIPMENT

				Exploration
	Mineral	Plant and	Deferred	and
	properties	equipment	stripping	evaluation	Total
Cost
At March 31, 2011	$47,115,196	$30,085,448	$15,237,109	$1,795,194	$94,232,947
At September 30, 2011	59,326,624	35,794,532	20,964,189	2,291,467	118,376,812

Accumulated amortization
At March 31, 2011	3,977,817	3,052,095	-	-	7,029,912
At September 30, 2011	8,407,190	5,286,177	-	-	13,693,367

Net carrying amount
At March 31, 2011	43,137,379	27,033,353	15,237,109	1,795,194	87,203,035
At September 30, 2011	$50,919,434	$30,508,355	$20,964,189	$2,291,467	$104,683,445

a)	Mineral properties

San Francisco Property

The San Francisco Property constitutes a relatively large parcel for Timmins, and is located in Santa Ana, Sonora, Mexico. Commercial production began April 1, 2010, although the Company continues to conduct and incur some exploration and development costs which are being capitalized. The San Francisco Property includes the titles to the Timmins and Timmins II concessions and the Timmins III fraction 1 and 2. Included in mineral properties is $2,112,221 of non-depletable ore inventories held for future production beyond one year.

b)	Exploration and evaluation

The Company is holding and exploring a number of mineral properties in Mexico which are included in exploration and evaluation.

	i.	El Capomo Property

The Company has acquired the mineral rights to four claim blocks by staking the Capomo Property in Nayarit, Mexico.

	ii.	Cocula Property

On July 18, 2007, the Company finalized an option agreement to acquire the Cocula Property in Jalisco, Mexico. The terms of the option agreement required the Company to make a final payment of $1,050,000 on or before July 18, 2011. During the year ended March 31, 2011, management determined that they would not proceed with the final option payment on this property and cumulative expenditures were written off for a total of $1,358,336.

	iii.	El Picacho Property

On December 11, 2007, the Company entered into an exploration agreement with the option to acquire a 100% interest in the 11 mining properties that comprise the Picacho Project in Sonora, Mexico. The agreement requires the Company to make a final payment of $1,395,000 on December 11, 2011.

The vendor will retain a 1.5% net smelter return interest, which is limited to $1,500,000. The vendor is obligated to sell or transfer to the Company his right to the royalty at any time, upon the Company’s request, for which the Company will pay $500,000 for every half per cent (0.50%), to a maximum of $1,500,000.

The Company has also staked an additional 6,500 hectares surrounding the claims and now controls over 7,200 hectares in the Picacho area.

TIMMINS GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2011
(Unaudited in US dollars)

6.	MINERAL PROPERTIES, PLANT AND EQUIPMENT (Continued)

	iv.	Other properties

In November 23, 2010, the Company entered into a property option agreement to earn an interest in the San Onesimo, Zindy and San Fernando mineral concessions located in the State of Zacatecas, Mexico. To earn its interest the Company is required to make payments of up to $2,000,000 at various dates up to January 2015.

On November 24, 2010, the Company entered into a property option agreement to earn an interest in the Quila mineral concession located in the State of Jalisco, Mexico. To earn its interest the Company is required to make payments of up to $1,000,000 and incur exploration expenditures of up to $2,000,000 at various dates up to November 2013.

The Company has received title to the Santa Maria del Oro claim in Jalisco, Onesimo claims in Mazapil-Conception del Oro, and the Patricia and Norma concessions in the Municipality of Trincheras, Sonora, Mexico.

7.	VENDOR LOAN AND RESTRICTED CASH

Restricted cash includes amounts not available for use by the Company or subsidiaries.

Under the San Francisco Property Acquisition Agreement signed in 2007 (“the Acquisition Agreement”), the Company was required to purchase certain mine equipment and buildings from the vendor for $4,025,000. Originally, payment for the mine equipment and buildings was to be made at any time prior to March 11, 2010, without interest. As a result, the full acquisition price of the vendor loan had been discounted at an annualized rate of 6.775% to reflect the implied interest rate. The balance remained unpaid to the vendor after March 11, 2010 due to mutual deferrals and extenuating circumstances as noted below. The balance outstanding at September 30, 2011 was $1,725,000 (March 31, 2011 - $1,725,000). The balance remains unpaid due to continuing mutual deferrals between the Company and the vendor.

During the year ended March 31, 2011, an order was issued by Mexico Tax Administration Service (“SAT”) requiring the Company to directly pay amounts owed under the Acquisition Agreement to SAT rather than to the vendor through a process similar to a garnishment order. This was done to cover liabilities owed by the vendor to SAT. In January 2011, the order was overturned by a Mexican tax court, which was subsequently appealed by SAT. In May 2011, a Mexican appellate court judgment was issued confirming that the garnishment order laid down by SAT was illegally imposed and the Company started an administrative process to release the $1,765,970 of previously restricted funds. At September 30, 2011 the restricted cash balance was $nil (March 31, 2011 - $1,765,970). The cash was released from restrictions on July 5, 2011.

8.	PROVISION FOR SITE RECLAMATION AND CLOSURE

Balance at March 31, 2011	$1,607,145
Accretion	54,750
Balance at September 30, 2011	$1,661,895

The provision for site reclamation and closure consists of mine closure costs, reclamation and retirement obligations for mine facilities and infrastructure. During the year ended March 31, 2011, the Company reassessed its provision for site reclamation and closure based on an independent technical report and to reflect the additional liability incurred with the commencement of mining operations on April 1, 2010.

TIMMINS GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2011
(Unaudited in US dollars)

8.	PROVISION FOR SITE RECLAMATION AND CLOSURE (Continued)

The total undiscounted amount of estimated cash flows required to settle the retirement obligations of the San Francisco Property is $2,002,051 (March 31, 2011 - $2,002,051) as there have been no changes in the estimated cash flows since March 31, 2011, which has been discounted using a pre-tax risk free rate of 3.09%. The provision for site reclamation and closure is not expected to be paid for several years in the future and is intended to be funded from cash balances at the time of the mine closure.

9.	WARRANT LIABILITY

Upon adoption of the US dollar as the Company’s functional currency on April 1, 2010, the Company recorded an adjustment as a result of accounting for share purchase warrants issued using the principles of IAS 39 - Financial Instruments: Recognition and Measurement (Note 20). As the exercise price of the share purchase warrants is fixed in Canadian dollars (C$) and the functional currency of the Company is the US dollar, the share purchase warrants are considered a derivative liability in accordance with IAS 32 - Financial Instruments: Presentation as a variable amount of cash in the Company’s functional currency will be received on exercise. Due to the amount by which the fair value of the Company’s shares exceeded the exercise price of the share purchase warrants, the fair value of the share purchase warrants approximated the intrinsic value. At September 30, 2011, the fair value of share purchase warrants issued and outstanding with Canadian dollar exercise prices was $nil (March 31, 2011 - $3,551,731) due to the share purchase warrants being 100% exercised during September 2011. The change in fair value for the three and six months ended September 30, 2011 was a loss of $1,325,427 and $1,003,240, respectively (2010 - loss of $1,832,172 and $2,960,752, respectively).

At September 30, 2011, share purchase warrant transactions are summarized as follows:

		Weighted
	Number of share	average
	purchase	exercise price
	warrants	(C$)
Balance at March 31, 2011	2,000,000	0.80
Exercised	(2,000,000)	0.80
Balance at September 30, 2011	-	-

10.	LONG-TERM DEBT

On January 22, 2010, the Company issued $15,000,000 in notes to Sprott Asset Management LP (the “Gold Loan”). Gold Loan holders were also granted an aggregate of three million share purchase warrants exercisable for 24 months at a price of C$0.80. These share purchase warrants were valued at $1,732,278 using the Black-Scholes option pricing model with the following assumptions: (i) volatility - 101%, (ii) interest rate - 1.22%, (iii) term - 734 days and (iv) dividends - $nil. The Gold Loan was to be repaid in 12 monthly instalments commencing in September 2010. Each monthly payment would be the US dollar cash equivalent of 1,667 ounces of gold. In addition, the Company had guaranteed the holders of the Gold Loan to receive a minimum payment over the term of the loan of $18,375,000. The loan was secured by among other things, a first charge on the assets of MdN. After considering the separate recognition of the share purchase warrants referred to above, the debt was recorded at a discount to its face value.

As a result of the indexation of the principal repayments to the movement in the price of gold, the Company had determined that the Gold Loan contained a derivative, which was embedded in the US dollar denominated debt instrument (“the Embedded Derivative”). This derivative was the equivalent of a series of 12 US dollar gold forward contracts which mature on each of the principal repayment dates.

TIMMINS GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2011
(Unaudited in US dollars)

10.	LONG-TERM DEBT (Continued)

As a result, the value of the loan was revalued each period to recognize the change in value of the derivative with changes in the value being recorded as interest expense. In addition, the debt discount was amortized using the effective interest method to each of the scheduled principal payment dates.

	September 30,	March 31,
	2011	2011
Accreted principal amount of Gold Loan	$-	$9,158,243
Gold Loan embedded derivative fair value	-	2,880,226
	$-	$12,038,469

In May 2011, the Company reached agreement with Sprott Asset Management LP to renegotiate the Gold Loan and consequently stopped making any further payments. On June 1, 2011, the Company repaid the Gold Loan comprised of $11,342,325 principal and embedded derivative and $820,489 accrued interest in advance of its scheduled maturity. Cash of $12,558,895 was paid to extinguish the Gold Loan resulting in a $396,081 loss due to early repayment which has been included in finance expense.

On June 1, 2011, the Company entered into a new C$18,000,000 ($17,326,018) debt agreement (“the debt agreement”) with Sprott Resource Lending Partnership, LP. (“the Lender”). The amounts advanced under the terms of the debt agreement were first used to repay the Gold Loan, with the remainder available for working capital purposes, and are repayable in full on July 29, 2012 bearing interest at 1% per month. The effective interest rate of the debt agreement is 17.5% for the six months ended September 30, 2011. Under the terms of the debt agreement, the Company has pledged all of its assets (including the assets of its subsidiaries) in favour of the Lender as security over the debt agreement. In addition, the subsidiaries have each provided guarantees to the Lender for the repayment of any amounts advanced to the Company under the terms of the debt agreement.

As part of the refinancing, the Company issued 301,933 common shares to the Lender as payment for a facility bonus and standby facility break fee associated with the new debt agreement. The $640,564 fair value of this share issuance was considered to represent additional transaction costs and have been included as an adjustment to the initial fair value of long-term debt and will be amortized over the term of the loan using the effective interest method.

	September 30,	March 31,
	2011	2011
Gold Loan – current portion	$-	$12,038,469
Debt agreement – current portion	16,665,174	-
Total current portion	$16,665,174	$12,038,469

At September 30, 2011, no accrued interest on long-term debt was included in trade and other payables.

11.	EQUITY

	a)	Authorized share capital

  Unlimited number of common shares without par value. These shares have voting rights and their holders are entitled to receive dividend payments.

  Unlimited number of convertible preference shares without par value, with the same rights as the common shares on dissolution and similar events. These shares have no voting rights and are not entitled to dividend payments.

At September 30, 2011, there were 140,266,127 issued and outstanding shares (March 31, 2011 - 136,964,194).

TIMMINS GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2011
(Unaudited in US dollars)

11.	EQUITY (Continued)

On July 14, 2008, the Company closed a private placement which consisted of 11,000,000 special warrants at a price of C$1.30 per special warrant which was exercisable without payment of any additional consideration into a unit consisting of one convertible preference share and a 0.318 convertible share purchase warrant for a total of 3,500,000 warrants. On September 30, 2008, all 11,000,000 units were exercised into 11,000,000 convertible preference shares and 3,500,000 share purchase warrants, the latter of which all expired October 1, 2008. On September 13, 2010, all 11,000,000 convertible preference shares were exercised and converted to 11,000,000 common shares.

	b)	Share options

The Company has an incentive share option plan in place under which it is authorized to grant share options to executive officers, directors, employees and consultants. The Company at no time may have more than 10% of the outstanding issued common shares reserved for incentive share options granted to any one individual. Share options granted under the plan will have a term not to exceed five years, have an exercise price not less than the Discounted Market Price as defined by the TSX Corporate Finance Manual and vest up to two years.

Share option transactions and the number of share options outstanding are summarized as follows:

	Number of share	Weighted average
	options	exercise price (C$)
Outstanding, March 31, 2011	5,875,000	0.78
Granted	4,000,000	2.50
Exercised	(1,000,000)	0.43
Outstanding at September 30, 2011	8,875,000	1.60
Exercisable at September 30, 2011	6,125,000	1.18

Share options outstanding and exercisable at September 30, 2011 are as follows:

	Number of	Weighted average	Number of	Weighted average
Exercise price	options	remaining life of	options	remaining life of
range (C$)	outstanding	options (years)	exercisable	options (years)
0.35 - 0.73	1,325,000	0.61	1,325,000	0.61
0.74 - 0.88	1,225,000	1.16	1,225,000	1.16
0.89 - 1.68	2,325,000	3.12	2,325,000	3.12
1.69 - 2.42	400,000	5.74	400,000	5.74
2.43 - 2.75	3,600,000	3.59	850,000	3.51
	8,875,000	2.78	6,125,000	2.41

c)	Share-based payments

The fair value of share options recognized as an expense during the three and six months ended September 30, 2011 was $1,531,432 and $4,500,888, respectively (2010 - $210,213 and $623,557, respectively). For share options granted during the three and six months ended September 30, 2011, the weighted average grant date fair value per option was $1.58 and $1.48 (C$1.55 and C$1.42), respectively (2010 - $nil and $nil, respectively).

TIMMINS GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2011
(Unaudited in US dollars)

11.	EQUITY (Continued)

The following are the weighted average assumptions used for the Black-Scholes option pricing model valuation of share options and agents’ compensation options granted during the six months ended September 30, 2011 (no shares options were granted in the six months ended September 30, 2010):

Six months ended September 30, 2011

Risk-free interest rate	2.12%
Expected life of options	3.2 years
Annualized volatility	88%
Dividend rate	0%

The fair value of each share option payment is estimated on the date of grant using the Black-Scholes option pricing model that uses the assumptions noted in the table above. Expected volatilities are based on historical volatility of the Company’s shares, and other factors. The Company uses historical data to estimate share option exercise and employee termination within the valuation model; separate groups of employees that have similar historical exercise behaviour are considered separately for valuation purposes. The expected term of share options granted represents the period of time that share options granted are expected to be outstanding. The risk-free rate of periods within the contractual life of the share option is based on the Canadian government bond rate. The expected forfeiture rate represents the cumulative historical rate of forfeitures occurring within the vesting period.

12.	INCOME TAXES

For the three and six months ended September 30, 2011, the Company incurred $2,611,049 and $4,758,810, respectively, of current income tax ($nil and $nil, respectively, for the three and six months ended September 30, 2010). During the three and six months ended September 30, 2010, the current tax provision was reduced by utilizing previously unrecognized loss carry-forwards. By the end of the previous fiscal year, the Company had fully utilized the non-capital loss carry-forward balances of its main Mexican operating subsidiary.

For the three and six months ended September 30, 2011, the Company incurred $3,513,288 and $5,268,458, respectively, of deferred income tax ($3,687,106 and $3,658,117, respectively, for the three and six months ended September 30, 2010). The amounts in all periods related primarily to the recognizing the tax effects on changes in timing differences from mineral property and equipment balances. Included in the deferred tax expense for the three and six months ended September 30, 2011, is approximately $1,856,000 of deferred tax expense due to decreases in the value of its Mexican peso denominated tax basis in its property and inventory assets.

13.	EARNINGS PER SHARE

	Three months ended September 30, 2011			Six months ended September 30, 2011
		Weighted			Weighted
		average			average
		shares	Per share		shares	Per share
	Net earnings	outstanding	amount	Net earnings	outstanding	amount
Basic EPS	$3,596,399	138,287,866	$0.03	$9,343,471	137,746,346	$0.07
Effect of dilutive securities:
Share options	-	3,664,012	-	-	3,798,795	-
Diluted EPS	$3,596,399	141,951,878	$0.03	$9,343,471	141,545,141	$0.07

TIMMINS GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2011
(Unaudited in US dollars)

13.	EARNINGS PER SHARE (Continued)

For the three and six months ended September 30, 2011, no outstanding share options were excluded from the calculation of the diluted earnings per share. For the three and six months ended September 30, 2010, the effect of the share options and share purchase warrants outstanding and exercisable was anti-dilutive on the basic weighted average shares outstanding of 135,089,340 and 133,023,444, respectively.

14.	SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

Significant non-cash transactions were as follows:

	Three months ended September 30,		Six months ended September 30,
	2011	2010	2011	2010

Shares issued in relation to debt agreement (Note 10)	$-	$-	$640,564	$-

15.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

	a)	Measurement of financial assets and liabilities

The Company has established a fair value hierarchy that reflects the significance of inputs of valuation techniques used in making fair value measurements as follows:

Level 1 - quoted prices in active markets for identical assets or liabilities;

Level 2 - inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. from derived prices); and

Level 3 - inputs for the asset or liability that are not based upon observable market data.

At September 30, 2011, and March 31, 2011 the following table sets forth the levels in the fair value hierarchy into which the Company’s financial assets and liabilities are measured and recognized in the consolidated statement of financial position at fair value. Assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

	September 30, 2011		March 31, 2011
	Level 1	Level 2	Level 1	Level 2
Warrant liability (Note 9)	$-	$-	$-	$3,551,731
Embedded Derivative (Note 10)	$-	$-	$-	$2,880,226

The Company has determined the estimated fair values of its financial instruments based upon appropriate valuation methodologies. At September 30, 2011, there were no financial assets or liabilities measured and recognized in the consolidated statement of financial position at fair value that would be categorized as Level 3 in the fair value hierarchy above (March 31, 2011 - $nil). The Gold Loan was recognized in two components with the debt host instrument measured at its accreted principal amount. The Embedded Derivative, which was classified as FVTPL, was recorded in addition to the principal and was measured at fair value. The fair value of share purchase warrants is based on a Black-Scholes model which incorporates market prices of the underlying shares.

The fair values of trade and other receivables and trade and other payables approximate carrying values because of the short-term nature of these instruments.

TIMMINS GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2011
(Unaudited in US dollars)

15.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (Continued)

	b)	Derivative financial instruments

The Company may utilize financial instruments to manage the risks associated with fluctuations in the market prices of gold and silver and foreign exchange rates. At September 30, 2011, the Company had not entered into any such derivative contracts.

	c)	Risk management

The Company’s primary business activities consist of the acquisition, exploration, development and operation of mineral resource properties in Mexico. The Company examines the various financial risks to which it is exposed and assesses the impact and likelihood of occurrence. These risks may include credit risk, liquidity risk, currency risk, interest rate risk and commodity price risks. The Company’s risk management program strives to evaluate the unpredictability of financial and commodity markets and its objective is to minimize the potential adverse effects of such risks on the Company’s financial performance, where financially feasible to do so. When deemed material, these risks may be monitored by the Company’s corporate finance group and they are regularly discussed with the board of directors or one of its committees.

		i.	Credit risk

Counterparty credit risk is the risk that the financial benefits of contracts with a specific counterparty will be lost if a counterparty defaults on its obligations under the contract. This includes any cash amounts owed to the Company by those counterparties, less any amounts owed to the counterparty by the Company where a legal right of set-off exists and also includes the fair values of contracts with individual counterparties which are recorded in the consolidated financial statements. The Company’s credit risk is predominantly limited to cash balances held in financial institutions, the recovery of value added tax from the Mexican tax authorities and for any gold and silver sales and related receivables. The maximum exposure to the credit risk is equal to the carrying value of such financial assets. At September 30, 2011, the Company expects to recover the full amount of such assets.

The objective of managing counterparty credit risk is to minimize potential losses in financial assets. The Company assesses the quality of its counterparties, taking into account their credit worthiness and reputation, past performance and other factors. Cash and short-term investments are only deposited with or held by major financial institutions where the Company conducts its business. In order to manage credit and liquidity risk, the Company invests only in highly rated investment grade instruments that have maturities of three months or less. Limits are also established based on the type of investment, the counterparty and the credit rating.

Gold and silver sales are made to a limited number of large international organizations specializing in the precious metals markets. The Company believes them to be of sound credit worthiness, and to date, all receivables have been settled in accordance with agreed upon terms and conditions.

		ii.	Commodity price risks

Beginning with the commissioning of the San Francisco Mine, the Company is exposed to price risk associated with the volatility of the market price of commodities, in particular gold and silver, and also to many consumables that are used in the production of gold and silver. The prices of most commodities are determined in international markets and as such the Company has limited or no ability to control or predict the future level of most commodity prices. In some instances, the Company may have the ability to enter into derivative financial instruments to manage the Company’s exposure to changes in the price of commodities such as gold, silver, oil and electricity. At this time, the Company has elected not to actively manage its exposure to commodity price risk through the use of derivative financial instruments.

TIMMINS GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2011
(Unaudited in US dollars)

15.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (Continued)

	iii.	Equity price risk

The Company is exposed to fluctuations in the fair value of investments made in equity securities and share purchase warrants. Securities of mining companies have experienced substantial volatility in the past, often based on factors unrelated to the financial performance or prospects of the companies involved. These factors include macroeconomic developments in North America and globally and market perceptions of the attractiveness of particular industries. The price of the common shares and share purchase warrants owned are also likely to be significantly affected by short-term changes in the price of precious metals, or in the financial condition of the entities as reflected in their quarterly reports.

	iv.	Liquidity risk

The Company has a planning and budgeting process in place to help determine the funds required to support the Company’s normal operating requirements and its exploration and production plans. Although the Company has transitioned to the operating stage and has generated metal revenues and net cash flow from operations during the three and six months ended September 30, 2011, no assurance may be given that external financing will be available should the Company’s board of directors determine that such additional financing will be necessary. The Company’s overall liquidity risk has decreased since the San Francisco Mine was placed into commercial production on April 1, 2010 due to the metal revenues and positive net cash flows from operations generated since that time. The Company’s long-term debt matures on July 29, 2012 (Note 10), until which time the Company must only pay interest. A summary of future operating commitments is presented in Note 18 and a summary of non-discounted liabilities is as follows:

		Less than			Greater than
	Total	1 year	1 - 3 years	4 - 5 years	5 years
Trade and other payables	$18,595,123	$18,595,123	$-	$-	$-
Vendor loan	1,725,000	1,725,000	-	-	-
Long-term debt	17,326,018	17,326,018	-	-	-
Other long-term liabilities	1,044,000	-	1,044,000	-	-
Provision for site reclamation and closure	1,381,379	-	-	-	1,381,379
	$40,071,520	$37,646,141	$1,044,000	$-	$1,381,379

v.	Currency risk

The Company’s functional currency is the US dollar and therefore the Company’s net income and other comprehensive income are impacted by fluctuations in the value of foreign currencies in relation to the US dollar. The Company operates in Mexico, its revenues are generated in US dollars and a large portion of its operating costs are incurred in US dollars under a US denominated vendor contract. A significant change in the currency exchange rates between the US dollar relative to the Canadian dollar and the Mexican peso would have an effect on the Company’s results from operations, financial position or cash flows. The Company has not hedged its exposure to currency fluctuations.

The sensitivity of the Company’s net income and other comprehensive income for the three and six months ended September 30, 2011 due to changes in the exchange rate for the Mexican peso and the Canadian dollar in relation to the US dollar are summarized in the following tables expressed as an increase (decrease) in the net income and comprehensive income for each 10% appreciation/depreciation in the Mexican peso and the Canadian dollar against the US dollar.

TIMMINS GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2011
(Unaudited in US dollars)

15.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (Continued)

	Appreciation - Peso		Depreciation - Peso
	Three	Six	Three	Six
	months	months	months	months
Net income (loss) and comprehensive income (loss)	$323,614	$792,552	$(323,614)	$(792,552)

	Appreciation - C$		Depreciation - C$
	Three	Six	Three	Six
	months	months	months	months
Net income (loss) and comprehensive income (loss)	$449,315	$997,315	$(449,315)	$(997,315)

		vi.	Interest rate risk

The Company’s interest revenue earned on cash and cash equivalents and interest expense incurred on long-term borrowings are exposed to interest rate risk. The Company does not enter into derivative contracts to manage this risk, and the Company’s exposure to interest rate risk is very low as the Company has limited short-term investments and the debt agreement entered into during the current period has a fixed interest rate throughout its term that ends on July 29, 2012 (Note 10). The Company has elected not to enter into interest rate swaps or other instruments to actively manage such risks.

		vii.	Fair value disclosures

The carrying values of cash, restricted cash, trade and other receivables, and trade and other payables approximate their fair value based on their short-term nature.

The carrying value of the vendor loan approximates its fair value as it has been discounted at an interest rate approximating current market rates. The carrying value of the loan obtained under the terms of the vendor loan agreement (Note 7) approximates fair value given its short-term and as it has been amortized using the effective interest method.

The carrying value of the long-term liability related to the mining contract (Note 18) approximates its fair value as it has been discounted at an interest rate reflecting the implied interest rate.

16.	RELATED PARTY TRANSACTIONS

During the six months ended September 30, 2011 and 2010, the Company entered into the following transactions with related parties:

	a)	The Company incurred $188,167 (2010 - $136,702) of geological and consulting fees to directors and officers. As of September 30, 2011, $8,803 (2010 - $2,953) was due to these directors and officers.

b)

Until March 31, 2011, the Company incurred rent and administrative expenses on behalf of a company that formerly had directors in common. As of March 31, 2011, the company was no longer a related party. As of September 30, 2011, $77,576 (2010 - $76,911) was due from this company.

Key management are those personnel having the authority and responsibility for planning, directing, and controlling the Company and include the President, the Chief Executive Officer, the Chairman, the Chief Financial Officer, the Chief Operations Officer, and the General Manager of the San Francisco mine.

TIMMINS GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2011
(Unaudited in US dollars)

16.	RELATED PARTY TRANSACTIONS (Continued)

Key management compensation includes:

	Six months ended September 30,
	2011	2010
Salaries and benefits	$815,790	$393,193
Bonuses	496,463	50,748
Share-based payments	2,247,569	276,033
	$3,559,822	$719,974

Salaries, benefits and bonuses are included in corporate and administrative costs.

17.	MANAGEMENT OF CAPITAL

The Company’s objectives of capital management are intended to safeguard the Company’s normal operating requirements on an ongoing basis and the continued development and exploration of its mineral properties. The capital of the Company consists of the items included in the consolidated shareholders’ equity and long-term debt.

These interim financial statements have been prepared assuming the Company will continue as a going concern. Although the Company has completed private placements, it will still need to target sources of additional financing through alliances with financial, exploration and mining entities, or other business and financial transactions to assure continuation of the Company’s exploration and development programs. There can be no assurance that the Company will be able to continue to raise funds, in which case the Company may be unable to meet its obligations. The net realizable value of the Company’s assets may be materially less than the amounts recorded in these interim financial statements should the Company be unable to secure sufficient additional financing in the future and therefore be in a position to realize its assets and discharge its liabilities in the normal course of business.

In order to facilitate the management of its capital requirements, the Company prepares expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions. In order to maintain or adjust its capital structure the Company may issue new shares or debt. The Company is not subject to any externally imposed capital requirements.

18.	COMMITMENTS AND CONTINGENCIES

The Company has certain operating commitments which require future minimum payments over the following time periods:

Due within 12 months	$30,441,973
Due later than one year and not longer than five years	$36,423,382
Due after five years	$1,699

Operating commitments include a guarantee provided by the Company for the office premises at its corporate office.

Under Mexican regulations, the Company may be obligated to remit taxes to the government on payments made for the acquisition of mineral claims in the event that the recipients of such payments fail to make the required tax remittances relating to those payments. The outcome of this matter is not determinable. The maximum potential remittance is approximately $477,649; however, the Company believes it has substantive defences against any claims.

TIMMINS GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2011
(Unaudited in US dollars)

18.	COMMITMENTS AND CONTINGENCIES (Continued)

The Company has entered into a mining contract with Peal de Mexico, S.A. de C.V. (“Peal”). The contract is for 42 months, and is at a contracted price of $1.59 per tonne of material mined (plus value added tax). Under the Peal contract, the Company is responsible for demobilization costs of $900,000 (plus value added tax) payable one month prior to the end of the mining contract. These obligations have been recorded at an annualized discount rate of 6.775%, reflecting the implied interest rate, and calculated according to the formula stipulated in the contract. The carrying value of this obligation is $1,119,476 (March 31, 2011 - $1,081,438).

On June 17, 2011, the Company entered into an exclusive contract with Metalurgica Laczano for the purchase of 1,200,000 kilograms (“kg”) of sodium cyanide over the period August 2011 and August 2012. More specifically, 100,000kg of cyanide would be provided monthly at a price of $4.00/kg (plus value added tax) with the Company being invoiced on a monthly basis.

19.	SEGMENTED INFORMATION

At September 30, 2011, March 31, 2011, all of the Company’s operating and capital assets are located in Mexico except for $2,591,189 (March 31, 2011 - $772,562) of cash and other current assets which are held in Canada.

On April 1, 2010, the Company began commercial production and began recording metal revenues. During the six months ended September 30, 2011, the Company had sales agreements with two major customers which constitute 100% of metal revenues with both clients individually having more than 10% of total metal revenues. However, due to the nature of the gold market, the Company is not dependent on any customers to sell the finished goods. Select results of operations by geographic region were as follows:

Three months ended September 30, 2011	Mexico	Canada	Consolidated
Metal revenues	$28,248,994	$-	$28,248,994
Operating expenses	14,803,139	3,112,006	17,915,145
Income (loss) from operations	13,445,855	(3,112,006)	10,333,849
Other expenses	(108,166)	(504,947)	(613,113)
Income (loss) before income tax	$13,337,689	$(3,616,953)	$9,720,736

Three months ended September 30, 2010	Mexico	Canada	Consolidated
Metal revenues	$19,562,230	$-	$19,562,230
Operating expenses	10,367,768	1,296,491	11,664,259
Income (loss) from operations	9,194,462	(1,296,491)	7,897,971
Other income (expenses)	11,733	(5,026,312)	(5,014,579)
Income (loss) before income tax	$9,206,195	$(6,322,803)	$2,883,392

Six months ended September 30, 2011	Mexico	Canada	Consolidated
Metal revenues	$55,273,630	$-	$55,273,630
Operating expenses	26,624,269	7,866,788	34,491,057
Income (loss) from operations	28,649,361	(7,866,788)	20,782,573
Other expenses	(132,289)	(1,279,545)	(1,411,834)
Income (loss) before income tax	$28,517,072	$(9,146,333)	$19,370,739

TIMMINS GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2011
(Unaudited in US dollars)

19.	SEGMENTED INFORMATION (Continued)

Six months ended September 30, 2010	Mexico	Canada	Consolidated
Metal revenues	$33,445,357	$-	$33,445,357
Operating expenses	19,376,931	2,389,038	21,765,969
Income (loss) from operations	14,068,426	(2,389,038)	11,679,388
Other expenses	(94,566)	(9,742,187)	(9,836,753)
Income (loss) before income tax	$13,973,860	$(12,131,225)	$1,842,635

20.	TRANSITION TO IFRS

The Company’s IFRS accounting policies presented in Note 3 have been applied in preparing these interim financial statements, the comparative information and the opening consolidated statement of financial position at the transition date.

The Company has applied IFRS 1 - First-time Adoption of International Financial Reporting Standards in preparing these interim financial statements. The effects of the transition to IFRS on equity, comprehensive income (loss) and cash flows are presented in this section and are further explained in the notes that accompany the tables presented below.

First-time adoption of IFRS and exemptions applied

IFRS 1 sets forth guidance for the initial adoption of IFRS. Under IFRS 1, the standards are applied retrospectively at the transition date with all adjustments to assets and liabilities recognized in deficit unless certain exemptions are applied. The Company has applied the following exemptions to its opening consolidated statement of financial position at the transition date:

Business combinations

IFRS 1 permits the first-time adopter to not apply IFRS 3 - Business Combinations retrospectively to business combinations that occurred before the transition date. The use of this IFRS 1 exemption does not preclude a review of the terms of past acquisitions to identify any assets or liabilities that would need to be recognized or derecognized had the acquiree been applying IFRS. The exemption also applies to transactions which were accounted for as asset acquisitions under Canadian GAAP but which meet the definition of a business under IFRS. The Company elected to apply this exemption at the transition date and has not restated business combinations that occurred prior to April 1, 2010.

Share-based payment

This exemption permits the first-time adopter to not apply IFRS 2 - Share-based Payment to equity instruments that vested before the transition date or any unvested equity instruments that were granted prior to November 7, 2002. The Company has elected not to apply IFRS 2 to awards that vested prior to April 1, 2010.

Cumulative foreign currency translation differences

IFRS 1 allows a first-time adopter to not comply with the requirements of IAS 21 - The Effects of Changes in Foreign Exchange Rates for cumulative foreign currency translation differences that existed at the transition date. Due to the Company’s change in reporting currency, $3,817,495 has been recorded for cumulative foreign currency translation reserve for the periods prior to April 1, 2010. The Company has chosen to apply this election and has eliminated the cumulative foreign currency translation reserve and adjusted deficit by the same amount at the transition date. As a result of this election, if, subsequent to adoption, a foreign operation is disposed of, the translation differences that arose before the date of transition to IFRS will not affect the gain or loss on disposal.

TIMMINS GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2011
(Unaudited in US dollars)

20.	TRANSITION TO IFRS (Continued)

Decommissioning liabilities included in the cost of mineral properties, plant and equipment

Under IFRIC 1 - Changes in Existing Decommissioning, Restoration and Similar Liabilities certain changes in a decommissioning, restoration or similar liability are added to or deducted from the cost of the asset to which the liability relates. This exemption provides the option to not apply these requirements to changes in such liabilities that occurred before the transition date and instead re-measure them in accordance with IAS 37 - Provisions, Contingent Liabilities and Contingent Assets and adjust the historical cost and accumulated depreciation of the related assets to reflect the adoption of IFRIC 1 at the transition date. The Company has elected to apply this exemption.

Borrowing costs

IAS 23 - Borrowing Costs requires the capitalization of borrowing costs directly attributable to the acquisition, construction or production of qualifying assets. For example, certain items of plant and equipment that take a substantial time to complete would represent a qualifying asset. IFRS 1 provides an exemption whereby the Company may apply requirements of IAS 23 prospectively from the transition date. The Company has taken this exemption and elected to commence capitalization of borrowing costs for qualifying assets prospectively from the transition date. Borrowing costs expensed prior to April 1, 2010 under Canadian GAAP were not capitalized.

Consolidated Statements of Financial Position

In Note 18 of the June 30, 2011 interim financial statements, the Company reported the impact of the transition of IFRS at April 1, 2010 and March 31, 2011. There have been no changes to the reconciliations as previously reported.

TIMMINS GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2011
(Unaudited in US dollars)

20.	TRANSITION TO IFRS (Continued)

Consolidated Statements of Financial Position

		At September 30, 2010

		Canadian GAAP	Translated to	IFRS
	Note	C$ (Restated)	US dollar	adjustment	IFRS

ASSETS
Current
Cash		$3,963,236	$3,848,555	$-	$3,848,555
Trade and other receivables		9,570,138	9,293,215	-	9,293,215
Inventories	a)	7,354,898	7,142,064	169,450	7,311,514
Prepaid expenses	a)	375,027	364,175	12,552	376,727
Due from related party		79,200	76,908	-	76,908
Total current assets		21,342,499	20,724,917	182,002	20,906,919

Equipment	f)	26,760,687	25,986,295	(25,986,295)	-
Resource properties	f)	51,407,659	49,920,042	(49,920,042)	-
Mineral properties, plant and equipment	e),f)	-	-	77,645,260	77,645,260
Total assets		$99,510,845	$96,631,254	$1,920,925	$98,552,179

LIABILITIES
Current
Trade and other payables		$4,868,458	$4,727,583	$-	$4,727,583
Vendor loan		1,775,715	1,725,000	-	1,725,000
Current portion of long-term debt	c)	20,985,567	20,378,294	(354,355)	20,023,939
Warrant liability	b)	-	-	2,834,939	2,834,939
Total current liabilities		27,629,740	26,830,877	2,480,584	29,311,461

Deferred tax liability	g)	8,264,975	8,025,806	(365,632)	7,660,174
Other long-term liabilities		1,080,293	1,051,277	-	1,051,277
Provision for site reclamation and closure	e)	970,851	944,077	327,066	1,271,143
Total liabilities		37,945,859	36,852,037	2,442,018	39,294,055

EQUITY
Share capital		74,342,075	68,794,025	5,643,551	74,437,576
Share purchase warrants	b),c)	1,163,624	1,099,729	(1,099,729)	-
Share-based payment reserve	d)	4,429,953	4,203,175	96,496	4,299,671
Foreign currency translation reserve	a)	-	2,679,766	(2,679,766)	-
Deficit	a),b),c),d)	(18,370,666)	(16,997,478)	(2,481,645)	(19,479,123)
		61,564,986	59,779,217	(521,093)	59,258,124
Total liabilities and equity		$99,510,845	$96,631,254	$1,920,925	$98,552,179

TIMMINS GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2011
(Unaudited in US dollars)

20.	TRANSITION TO IFRS (Continued)

Consolidated Statements of Comprehensive Loss

		For the three months ended September 30, 2010

		Canadian GAAP	Translated to US	IFRS
	Note	C$ (Restated)	dollar	adjustment	IFRS

Metal revenues		$20,322,817	$19,562,230	$-	$19,562,230

Expenses
Cost of sales		8,385,517	8,074,467	-	8,074,467
Depletion and depreciation		2,374,001	2,284,383	-	2,284,383
Corporate and administrative		1,138,247	1,095,196	-	1,095,196
Accretion of provision for site reclamation and closure	e),f)	31,448	29,925	(29,925)	-
Share-based payments	d)	555,615	534,605	(324,392)	210,213
Income from operations		7,837,989	7,543,654	354,317	7,897,971

Other income (expense)
Other income		4,625	4,431	-	4,431
Finance expense	c),e),f)	(2,039,677)	(2,025,278)	(137,829)	(2,163,107)
Loss of embedded derivative		(335,889)	(323,188)	-	(323,188)
Loss on warrant liability	b)	-	-	(1,832,172)	(1,832,172)
Foreign exchange loss	a)	(239,512)	(230,455)	(470,088)	(700,543)
Income (loss) before income tax		5,227,536	4,969,164	(2,085,772)	2,883,392

Income tax expense (income)
Current income tax		-	-	-	-
Deferred income tax	g)	4,313,216	4,150,116	(463,010)	3,687,106
		4,313,216	4,150,116	(463,010)	3,687,106

Net earnings (loss)		914,320	819,048	(1,622,762)	(803,714)

Exchange differences on translating foreign operations, net of tax	a)	-	1,776,995	(1,776,995)	-

Total comprehensive income (loss)		$914,320	$2,596,043	$(3,399,757)	$(803,714)

TIMMINS GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2011
(Unaudited in US dollars)

20.	TRANSITION TO IFRS (Continued)

Consolidated Statements of Comprehensive Loss

		For the six months ended September 30, 2010

		Canadian GAAP	Translated to US	IFRS
	Note	C$ (Restated)	dollar	adjustment	IFRS

Metal revenues		$34,655,414	$33,445,357	$-	$33,445,357

Expenses
Cost of sales		16,464,484	15,903,007	-	15,903,007
Depletion and depreciation		3,510,828	3,389,068	-	3,389,068
Asset write-down		2,652	2,624		2,624
Corporate and administrative		1,911,771	1,847,713	-	1,847,713
Accretion of provision for site reclamation and closure	e),f)	62,189	59,837	(59,837)	-
Share-based payments	d)	1,108,628	1,072,712	(449,155)	623,557
Income from operations		11,594,862	11,170,396	508,992	11,679,388

Other income (expense)
Other income		10,685	10,258	-	10,258
Finance expense	c),e),f)	(6,741,694)	(6,537,062)	(267,677)	(6,804,739)
Loss of embedded derivative		(335,889)	(323,188)	-	(323,188)
Loss on warrant liability	b)	-	-	(2,960,752)	(2,960,752)
Foreign exchange (loss) gain	a)	(232,243)	(223,382)	465,050	241,668
Income (loss) before income tax		4,295,721	4,097,022	(2,254,387)	1,842,635

Income tax expense (income)
Current income tax		-	-	-	-
Deferred income tax	g)	4,210,052	4,049,733	(391,616)	3,658,117
		4,210,052	4,049,733	(391,616)	3,658,117

Net earnings (loss)		85,669	47,289	(1,862,771)	(1,815,482)

Exchange differences on translating foreign operations, net of tax	a)	-	(1,137,729)	1,137,729	-

Total comprehensive income (loss)		$85,669	$(1,090,440)	$(725,042)	$(1,815,482)

TIMMINS GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2011
(Unaudited in US dollars)

20.	TRANSITION TO IFRS (Continued)

Consolidated Statements of Cash Flows

		For the three months ended September 30, 2010

		Canadian GAAP	Translated to	IFRS
	Note	C$ (Restated)	US dollar	adjustment	IFRS

OPERATING ACTIVITIES
Income before tax for the period		$5,227,536	$4,969,164	$(2,085,772)	$2,883,392
Items not affecting cash:
Accretion of provision for site reclamation and closure and other long-term liabilities	e)	31,448	29,925	(6,128)	23,797
Depletion and depreciation		2,374,001	2,284,383	-	2,284,383
Accrued interest on long-term debt		(111,628)	(107,407)	-	(107,407)
Accretion of transaction costs	c)	-	-	100,698	100,698
Loss on embedded derivative		335,889	323,188	-	323,188
Loss on warrant liability	b)	-	-	1,832,172	1,832,172
Share-based payment	d)	555,615	534,605	(324,392)	210,213
Foreign exchange loss	a)	36,637	35,252	483,422	518,674
Asset write-down		-	-	-	-
Changes in non-cash working capital items:
Trade and other receivables		(2,119,548)	(2,039,400)	-	(2,039,400)
Inventories		(904,105)	(869,917)	-	(869,917)
Prepaid expenses		(88,583)	(85,233)	-	(85,233)
Trade and other payables		(530,900)	(510,825)	-	(510,825)
Due from related party		-	-	-	-
Finance expense paid		-	-	-	-
Income tax paid		-	-	-	-
Cash flows provided by operating activities		4,806,362	4,563,735	-	4,563,735

INVESTING ACTIVITIES
Purchase of plant and equipment		(2,161,846)	(2,080,098)	-	(2,080,098)
Expenditures on mineral properties		(5,206,610)	(5,009,728)	-	(5,009,728)
Cash flows used in investing activities		(7,368,456)	(7,089,826)	-	(7,089,826)

FINANCING ACTIVITIES
Shares issued for cash		1,161,251	1,101,974	-	1,101,974
Cash flows provided by financing activities		1,161,251	1,101,974	-	1,101,974

Effects of exchange rate changes on the balance of cash held in foreign currencies		-	215,103	-	215,103

Decrease in cash		(1,400,843)	(1,209,014)	-	(1,209,014)
Cash and restricted cash, beginning of period		5,364,079	5,057,569	-	5,057,569
Cash and restricted cash, end of period		$3,963,236	$3,848,555	-	$3,848,555

TIMMINS GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2011
(Unaudited in US dollars)

20.	TRANSITION TO IFRS (Continued)

Consolidated Statements of Cash Flows

		For the six months ended September 30, 2010

		Canadian GAAP	Translated to	IFRS
	Note	C$ (Restated)	US dollar	adjustment	IFRS

OPERATING ACTIVITIES
Income before tax for the period		$4,295,721	$4,097,022	$(2,254,387)	$1,842,635
Items not affecting cash:
Accretion of provision for site reclamation and closure and other long-term liabilities	e)	62,189	59,837	16,843	76,680
Depletion and depreciation		3,510,828	3,389,068	-	3,389,068
Accrued interest on long-term debt		1,988,152	1,874,704	-	1,874,704
Accretion of transaction costs	c)	-	-	198,920	198,920
Loss on embedded derivative		2,935,634	2,852,861	-	2,852,861
Loss on warrant liability	b)	-	-	2,960,752	2,960,752
Share-based payment	d)	1,108,628	1,072,712	(449,155)	623,557
Foreign exchange loss	a)	52,728	80,342	(472,973)	(392,631)
Asset write-down		2,652	2,581	-	2,581
Changes in non-cash working capital items:
Trade and other receivables		(3,245,787)	(3,135,283)	-	(3,135,283)
Inventories		(934,744)	(899,730)	-	(899,730)
Prepaid expenses		(274,187)	(265,834)	-	(265,834)
Trade and other payables		403,205	398,103	-	398,103
Due from related party		13,456	13,093	-	13,093
Finance expense paid		-	-	-	-
Income tax paid		-	-	-	-

Cash flows provided by operating activities		9,918,475	9,539,476	-	9,539,476

INVESTING ACTIVITIES
Purchase of plant and equipment		(3,496,883)	(3,379,151)	-	(3,379,151)
Expenditures on mineral properties		(11,472,289)	(11,074,886)	-	(11,074,886)
Cash flows used in investing activities		(14,969,172)	(14,454,037)	-	(14,454,037)

FINANCING ACTIVITIES
Shares issued for cash		6,319,108	6,127,701	-	6,127,701
Cash flows provided by financing activities		6,319,108	6,127,701	-	6,127,701

Effects of exchange rate changes on the balance of cash held in foreign currencies		-	(39,349)	-	(39,349)

Increase in cash		1,268,411	1,173,791	-	1,173,791
Cash and restricted cash, beginning of period		2,694,825	2,674,764	-	2,674,764
Cash and restricted cash, end of period		$3,963,236	$3,848,555	$-	$3,848,555

TIMMINS GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2011
(Unaudited in US dollars)

20.	TRANSITION TO IFRS (Continued)

	a)	Foreign currency translation

In connection with the adoption of IFRS, the Company assessed the functional currencies of each of its subsidiaries. The Company determined that under IFRS, the functional currency of each of its subsidiaries changed from Canadian dollars to US dollars effective April 1, 2010. The effect of this change resulted in changes to the measurement of non-monetary assets and liabilities for the periods subsequent to April 1, 2010. In addition, the amount of foreign currency gain and loss relates to revaluation of non-US dollar monetary balances while prior to the change in functional currency, the foreign exchange gain/loss related to revaluation of non-Canadian dollar balances.

For the purpose of presenting consolidated financial statements the Company has switched reporting currencies from the Canadian dollar to the US dollar. The effect of making these changes resulted in the recognition of an accumulated foreign currency translation reserve within equity. The Company has elected to apply the IFRS 1 exemption and has deemed all cumulative translation differences to be zero and reallocated the balance to deficit at transition date.

	b)	Classification and measurement of share purchase warrants

At April 1, 2010, 11,352,780 share purchase warrants were outstanding and exercisable at a weighted average exercise price of C$0.65. As the exercise price of the share purchase warrants is fixed in Canadian dollars and the functional currency of the Company is the US dollar, the conversion option is considered a derivative liability as the Company will receive a variable amount of cash when the share purchase warrants are exercised. Accordingly, the share purchase warrants have been reclassified as a derivative liability subsequent to the transition date and have been measured at fair value at the end of each reporting period with changes in fair value included in profit or loss. Under Canadian GAAP, these share purchase warrants were considered equity instruments and changes in fair value subsequent to initial recognition were not recognized.

	c)	Recognition and amortization of transaction costs and reclassification of long-term debt

Under Canadian GAAP, the Company previously expensed all transaction costs related to the issuance of debt classified as other financial liabilities and measured at amortized cost. IFRS requires that such costs be accounted for as an adjustment to the recorded amount of the financial instrument at the time of initial recognition and amortized over the term of the instrument using the effective interest rate method.

Under Canadian GAAP, the Company had classified long-term debt as a long-term liability as at March 31, 2011 on the basis that it was due to be re-financed in the subsequent three months. Under IFRS this balance was reclassified as a short-term liability since the Company did not have an unconditional right to defer the settlement of this debt for at least twelve months after the balance sheet date.

	d)	Share-based payment

Certain previously issued share options had not yet fully vested at the transition date. Consequently these equity instruments do not fall within the scope of the IFRS 1 exemption pertaining to share-based payments and must be re- measured in accordance with IFRS 2 on a retrospective basis.

	e)	Measurement of provision for site reclamation and closure

Under IAS 37, a change in the current market based discount rate will result in a change in the measurement of this provision, whereas under Canadian GAAP, discount rates are not changed unless there is an increase in the estimated future cash flows in which case the incremental cash flows are discounted at current market based rates. In addition, under Canadian GAAP, a credit adjusted risk free discount rate is used whereas under IFRS, the discount rate reflects the current market assessments of the time value of money and the risks specific to the liability.

TIMMINS GOLD CORP.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2011
(Unaudited in US dollars)

20.	TRANSITION TO IFRS (Continued)

	f)	Presentation of financial statements

Certain differences exist between IFRS and Canadian GAAP with respect to how items are presented in the consolidated financial statements. A decision was made to combine equipment and resource properties as a single financial statement line item called mineral properties, plant and equipment resulting in a reclassification within long-term assets at the transition date and subsequent. In accordance with IAS 37, accretion of provision for site reclamation and closure was reclassified as finance expense.

	g)	Taxation

Under IAS 12 – Income taxes, deferred tax has been recognized on temporary differences arising from differences between the functional currency in which an asset or liability is reported and its tax basis as determined in its local currency, translated at current exchange rates. Under Canadian GAAP, a deferred income tax asset or liability is not recognized for such a temporary difference. In addition, under IFRS the re-measurement of the provision for closure and reclamation and the related asset resulted in changes to temporary differences and the deferred tax liability.

21.	SUBSEQUENT EVENTS

On November 4, 2011, the Company was approved to list its common shares on the NYSE Amex beginning under the ticker symbol "TGD." The Company will continue to be listed on the Toronto Stock Exchange under the ticker symbol "TMM".